UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2015

Commission File Number: 000-52145

BIT-X FINANCIAL CORP
(Translation of registrant's name into English)

838 West Hastings Street, Suite 300
Vancouver, BC V6C-0A6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ X    ] Form 20-F   [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 000-52145

SUBMITTED HEREWITH

Exhibits

EX-99.1	Unaudited Interim Consolidated Financial Statements - March 31. 2015
EX-99.2	Management’s Discussion and Analysis of Financial Conditions And Results of Operations - March 31. 2015
EX-99.3	Certification of Interim Filings CEO
EX-99.4	Certification of Interim Filings CFO

PRESS RELEASE:

BIT-X FINANCIAL FILES Q1-2015 FINANCIAL STATEMENTS AND MD&A

For Immediate Release

Vancouver, BC – May 26, 2015 – Bit-X Financial Corp. (OTCQB: BITXF), a crypto-currency exchange and internet financial services company, today announced that the Company has filed its interim financial statements for the period ended March 31, 2015 on Sedar www.sedar.com and on Edgar www.sec.gov.

CORPORATE CONTACT INFORMATION:

Bit-X Financial Corp

838 West Hastings Street, Suite 300

Vancouver, BC V6C-0A6

Canada

Tel: +1(604) 200-0071

Fax: +1(604) 200-0072

www.bitxfin.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bit-X Financial Corp
(Registrant)

Date: May 26, 2015	By:	/s/ Brad Moynes
Brad J. Moynes

	Title:	President